

December 6, 2016

Mr. Bill Nurthen
Chief Financial Officer
ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, Wisconsin 53224

      Re: ARI Network Services, Inc.
             Definitive Additional Soliciting Materials pursuant on Schedule 14A
             Filed December 2, 2016
             File No. 001-19608

Dear Mr. Nurthen:

We have reviewed the above filing and have the following comments.

General

1. Please avoid issuing statements in your additional soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Please disclose the factual foundation for the following assertions:

    - Park City Capital's strategy is "character assassination, misleading half-truths and manipulation of facts,"
    - Park City "is unable to stand on the qualifications and track record of [its] own nominees," and
    - Park City's allegations are "baseless" and "completely unfounded." In this regard, we note the disclosure in Merge Healthcare's periodic filings, including the Quarterly Report on Form 10-Q for the period ended September 30, 2014 referencing the statement of regret from Mr. Mortimore.

2. We note your statement that the SEC was "effectively exonerating [Mr. Mortimore] from any allegation of wrongdoing." Please revise to clarify that the SEC did not "exonerate" Mr. Mortimore by not pursuing an enforcement action.

Please direct any questions to me at (202) 551-3792, or, in my absence, to Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions